Exhibit 99.1

Commtouch Reports Financial Results
for the First Quarter of 2007

63% Growth in Revenues Year-Over-Year

Sunnyvale, Calif. – May 3, 2007 – Commtouch® (NASDAQ: CTCH), the leading OEM provider of real time email defense technology, today announced its first quarter results for the period ending March 31, 2007.

First Quarter 2007 Highlights:

•	Revenues for the first quarter of 2007 increased by 63% to $2,405 thousand compared to $1,473 thousand in the first quarter of 2006.

•	Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the first quarter of 2007 was $267 thousand compared to a loss of $378 thousand in the first quarter of last year.

•	Non-GAAP net income for the first quarter of 2007, excluding $243 thousand of stock-based compensation expenses in connection with the company's adoption of Financial Accounting Standards No. 123R, was $510 thousand compared to a loss of $214 thousand in the first quarter of 2006.

•	Deferred Revenues (long term and short term) as of March 31, 2007 amounted to $2,808 thousand, an increase of 9% over deferred revenues as of December 31, 2006.

•	Operating cash flow in the first quarter of 2007 was $953 thousand, compared to $348 thousand in the first quarter of 2006.

•	Cash and marketable securities as of March 31, 2007 amounted to $11,518 thousand compared to $10,004 thousand as of December 31, 2006. The increase is due to the above-mentioned positive operating cash flow and receipt of proceeds from the exercise of warrants and options in the amount of $830 thousand.

•	The Company signed 11 new OEM licensing agreements during the quarter, bringing the Company’s global OEM partner count to 66 at the end of the quarter.

“This has been a strong quarter for us,” commented Gideon Mantel, Commtouch’s CEO and chairman of the board. “Again, we achieved good financial results with increasing revenues and profitability. To cap it off, we generated almost one million dollars in positive operating cash flow and signed a record eleven new licensing deals during the quarter.

“The majority of our revenues is derived from our anti-spam product,” Mr. Mantel continued. “We are now just starting to see the demand and revenue growth in our Zero-Hour virus outbreak protection product line, which we launched in 2005. Most recently, we rolled out our new Reputation Service at the end of last year, and we expect to see the benefits from this product starting in several quarters. It has been quite an accomplishment to continue developing leading edge security solutions while at the same time increasing our profitability.”

Use of Non-GAAP Measures

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expense and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, Thursday, May 3rd, 2007 at 11 a.m. EDT.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1-888-668-9141;
UK: 0-800-917-9141;
ISRAEL: 03-918-0609;
INTERNATIONAL: +972-3-918-0609

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch Software Ltd. (NASDAQ: CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool — e-mail. Commtouch has over 16 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour™ virus protection and Reputation Service solutions. Using core technologies including RPD (Recurrent Pattern Detection™), the Commtouch Detection Center analyzes billions of email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by more scores of OEM partners, Commtouch technology protects thousands of organizations, with over 50 million users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information, see: www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Contacts:

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2112 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 1 866 704 6710 (Israel) 03 607 4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31	December 31

	2007	2006

	Unaudited	Unaudited
	In US$ thousands
Assets
Current Assets:
Cash and cash equivalents	$9,018	$8,004
Marketable Securities	2,500	2,000
Trade receivables	682	570
Prepaid expenses and other accounts receivable	210	196

Total current assets	12,410	10,770

Long-term lease deposits	9	13
Severance pay fund	643	607
Property and equipment, net	821	609

Total assets	13,883	11,999

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	479	344
Employees and payroll accruals	582	503
Accrued expenses and other liabilities	416	379
Short-term deferred revenue	2,212	2,032

Total current liabilities	3,689	3,258

Long-term deferred revenue	596	542
Accrued severance pay	753	706

Total liabilities	1,349	1,248

Shareholders’ equity	8,845	7,493

Total liabilities and shareholders' equity	$13,883	$11,999

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended March 31

	2007	2006

	Unaudited	Unaudited

Revenues	$2,405	$1,473

Cost of revenues	286	224

Gross profit	2,119	1,249

Operating expenses:
Research and development	456	417
Sales and marketing	826	730
General and administrative	661	510

Total operating expenses	1,943	1,657

Operating profit (loss)	176	(408)
Interest and other expense, net	91	64
Equity - loss of affiliate	—	(34)

Net income (loss) attributable to ordinary and equivalently participating shareholders	$267	$(378)

Earning (loss) per share- basic	$0.00	$(0.01)

Earning (loss) per share- diluted	$0.00	$(0.01)

Weighted average number of shares outstanding:

Basic	72,999	58,171

Diluted	80,494	58,171

COMMTOUCH SOFTWARE LTD.

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP

(In US$ thousands)

	Three months ended March 31

	GAAP 2007	FASR123R Adjustments	Non GAAP 2007	GAAP 2006	FASR123R Adjustments	Non GAAP 2006

	Unaudited

Revenues	$2,405		$2,405	$1,473		$1,473
Cost of Revenues	286	7	279	224	9	215

Gross Profit	2,119	(7)	2,126	1,249	(9)	1,258

Operating expenses:
Research and development	456	59	397	417	62	355
Sales and Marketing	826	46	780	730	62	668
General and administrative	661	131	530	510	31	479

Total operating expenses	1,943	236	1,707	1,657	155	1,502

Operating profit (loss)	176	243	419	(408)	164	(244)
Interest and other expense, net	91		91	64		64
Equity - loss of affiliate	—		—	(34)		(34)

Net income (loss)	$267		$510	$(378)		$(214)

Earning (loss) per share- basic	$0.00		$0.01	$(0.01)		$(0.00)

Earning (loss) per share- diluted	$0.00		$0.01	$(0.01)		$(0.00)

Weighted average number of shares ourstanding:

Basic	72,999		72,999	58,171		58,171

Diluted	80,494		80,494	58,171		58,171

COMMTOUCH SOFTWARE LTD.

Condensed Consolidated Cash Flow Data

(In US$ thousands)

	Three months ended March 31

	2007	2006

Cash flow from operating activities	Unaudited	Unaudited

Net income (loss)	$267	$(378)

Adjustments:
Depreciation	82	43
Compensations related to options issued to employees and consultants	255	204
Equity in losses of affiliate	—	34

Changes in asstes and liabilities:
(Increase) decrease in trade receivables	(112)	53
Increase in prepaid expenses and other receivables	(14)	(40)
Increase (decrease) in accounts payable	116	(24)
Increase in employees and payroll accruals, accrued expenses and other liabilities	85	27
Increase in deferred revenues	265	430
Increase in accrued severance pay, net	11	2
Other	(2)	(3)

Net cash provided by operating activities	953	348

Cash from investing activities

Purchase of marketable securities	(500)	—
Decrease in long-term lease deposits	4	6
Proceeds from sale of Fixed Assets	2	—
Purchase of property and equipment	(275)	(92)

Net cash used in investing activities	(769)	(86)

Cash flows from financing activities

Proceeds from options and warrants exercises	830	950

Net cash provided by financing activities	830	950

Increase in cash and cash equivalents	1,014	1,212
Cash and cash equivalents at the beginning of the period	8,004	3,986

Cash and cash equivalents at the end of the period	$9,018	$5,198